FIRSTSERVICE CORPORATION
1140 BAY STREET, SUITE 4000
TORONTO, ONTARIO, CANADA
M5S 2B4
Tel. 416-960-9500
Fax. 416-960-5333

November 2, 2010

Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
U.S.A.

Dear Ms. LaMothe:

Re: Letter dated October 22, 2010 regarding FirstService Corporation
Form 40-F for the fiscal year ended December 31, 2009
File No. 000-24762

This letter provides responses to the comments in the above-referenced letter.  Our responses are keyed to that letter.

Form 40-F
Exhibit 1

1.
Comment:  Refer to footnote (1) on page 20.  We note that your non-GAAP measure, EBITDA, is calculated differently than EBITDA within the Exchange Act Release No. 47226.  Specifically, we note your measure excludes charges other than interest, tax, depreciation and amortization.  As such, you should not characterize your non-GAAP measure as EBITDA and the title of your measure should be distinguished from EBITDA, such as Adjusted EBITDA.  While we note information included in a Form 40-F is not subject to Regulation G or Item 10(c) of Regulation S-K, information filed on a Form 6-K is subject to Regulation G unless it meets the criteria set forth in the rule for exclusion for foreign private issuers in Item 100(c) of Regulation G.  We note a similar measure as disclosed on your most recent Form 6-K which is required to comply with Regulation G.  Please advise how you plan to comply with Regulation G in future filings on Form 6-K.

Response:  We advise the Staff that we intend to fully comply with Regulation G in future filings.  Please refer to our most recent filing on Form 6-K, dated October 29, 2010, where we have characterized our non-GAAP measure as “Adjusted EBITDA” and have updated both our narrative and tabular disclosures.  We believe this disclosure complies with Regulation G and we intend to use this updated disclosure in our future filings on Form 6-K, as well as on Form 40-F.

We hope that this response is satisfactory as the Staff works towards the completion of its review.  If the Staff requires any further information, please contact us.

In connection with this response letter, we acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

  Sincerely,

  /s/ John B. Friedrichsen

  John B. Friedrichsen
  Senior Vice President and Chief Financial Officer
  FirstService Corporation